U.S. Securities and Exchange Commission
Washington, D.C. 20549

04050342

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

Current Report on Form 8-K 2004-HE5 FOR 11/18/04
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-117232
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

RECD S.E.C.
NOV 19 2004
1083

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 18th day November 2004.

Residential Asset Mortgage Products, Inc.
(Registrant)

By: [signature]
Name: Patricia Taylor
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2004, that the information set forth in this statement is true and complete.

By: ____________________
(Name)
(Title)

PROCESSED
NOV 19 2004
THOMSON
FINANCIAL

GMACM Home Equity Loan Trust 2004-HE5

GMAC Mortgage

$700,000,000 (Approximate)
Subject to a +/- 10% variance

FGIC Financial Guaranty Insurance Company

Credit Enhancer

Residential Asset Mortgage Products, Inc.
Depositor

GMAC Mortgage Corporation
Seller and Servicer

RBS Greenwich Capital

Preliminary Term Sheet ***Prepared: November 16, 2004***

$700,000,000 (Approximate)
GMACM HOME EQUITY LOAN TRUST 2004-HE5

FGIC Financial Guaranty Insurance Company A GE Capital Company

(CREDIT ENHANCER)

Class[1]	Note Balance[2]	WAL (Yrs.) Call/Mat[3]	Payment Window Call/Mat (Months)[3]	Note Rate	Expected Rating (S&P/Moody's)	Legal Final Maturity
A-1	$350,811,000	0.83/0.83	1-20/1-20	Floater[4]	AAA/Aaa	September 2034
A-2	$100,923,000	2.00/2.00	20-29/20-29	Fixed[5]	AAA/Aaa	September 2034
A-3	$98,479,000	3.00/3.00	29-45/29-45	Fixed[5]	AAA/Aaa	September 2034
A-4	$25,301,000	4.00/4.00	45-51/45-51	Fixed[5]	AAA/Aaa	September 2034
A-5	$88,486,000	5.28/6.43	51-68/51-150	Fixed[5]	AAA/Aaa	September 2034
A-6	$36,000,000	5.10/5.90	37-68/37-148	Fixed[5]	AAA/Aaa	September 2034
A-IO	Notional	N/A	N/A	Fixed[6]	AAA/Aaa	May 2007
Total	**$700,000,000**					

(1) The Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6 and Class A-IO Notes are backed by a pool of closed-end, fixed-rate, primarily second-lien home equity loans (the "Mortgage Loans").

(2) Subject to a plus or minus 10% variance.

(3) The Weighted Average Life and Payment Windows are shown to the Optional Redemption (as defined herein) and to the maturity based on the Pricing Prepayment Assumption (as described herein).

(4) The Class A-1 Notes will accrue interest at a rate equal to the least of (i) One Month LIBOR plus the related margin, (ii) the Net WAC Rate and (iii) [10.00%].

(5) The Class A-2, Class A-3, Class A-4, Class A-5 and Class A-6 Notes rates will be equal to the lesser of (i) a fixed rate determined at pricing and (ii) the Net WAC Rate. The Note rate on the Class A-5 and Class A-6 Notes will increase by [1.00%] per annum if the 10% clean-up call is not exercised.

(6) The Class A-IO Notes are not entitled to any principal payments, but will accrue interest on its notional balance, pursuant to the Class A-IO Notional Balance Schedule (as defined herein). The Class A-IO Notes will accrue interest at a rate equal to [6.00]% for each Payment Date up to and including the Payment Date in May 2007 and 0.00% thereafter.

Depositor: Residential Asset Mortgage Products, Inc.

Seller and Servicer: GMAC Mortgage Corporation ("***GMACM***") and a trust established by an affiliate of GMACM will be the Sellers of the mortgage Loans. GMACM will be the Servicer of the mortgage loans.

Bond Insurer: Financial Guaranty Insurance Company ("***FGIC***").

Lead Manager: Greenwich Capital Markets, Inc.

Co-Managers:	Residential Funding Securities Corp. Lehman Brothers. JP Morgan Chase.
Owner Trustee:	Wilmington Trust Company.
Indenture Trustee:	Wells Fargo Bank, N.A.
Notes:	The Class A-1, Class A-2, Class A-3, Class A-4, Class A-5 and Class A-6 Notes (collectively, the ***"Class A Notes"***) and the Class A-IO Notes (together with the Class A Notes, the "***Notes***"). The Notes are being offered publicly.
Federal Tax Status:	It is anticipated that the Notes will represent ownership of regular interests in a real estate mortgage investment conduit and will be treated as representing ownership of debt for federal income tax purposes.
Registration:	The Notes will be available in book-entry form through DTC and only upon request through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	November 1, 2004.
Expected Pricing Date:	On or about November [18], 2004.
Expected Closing Date:	On or about November [30], 2004.
Payment Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in December 2004.
Interest Accrual Period:	With respect to each Payment Date, the "***Interest Accrual Period***" with respect to the Class A-1 Notes will be calculated beginning on the previous Payment Date (or, in the case of the first Payment Date, the Closing Date) and ending on the day prior to such Payment Date. Interest on the Class A-1 Notes will be calculated on an actual/360 basis. The Interest Accrual Period with respect to the Class A-2, Class A-3, Class A-4, Class A-5, Class A-6 and Class A-IO Notes will be the calendar month proceeding the month in which such Payment Date occurs. Interest on the Class A-2, Class A-3, Class A-4, Class A-5, Class A-6 and Class A-IO Notes will accrue on a 30-day month and a 360-day year.
Accrued Interest:	The Class A-1 Notes will settle flat. The price to be paid by investors for the Class A-2, Class A-3, Class A-4, Class A-5, Class A-6 and Class A-IO Notes will include "***Accrued Interest***" from November 1, 2004 up to, but not including, the Closing Date ([29] days).
Credit Enhancement:	Excess spread, overcollateralization and a Policy (as defined herein) to be provided by FGIC.

ERISA Eligibility: The Notes are expected to be ERISA eligible. Prospective investors must review the Prospectus and Prospectus Supplement and consult with their professional advisors for a more detailed description of these matters prior to investing in the Notes.

SMMEA Treatment: The Notes ***will not*** constitute "mortgage related securities" for purposes of SMMEA.

Optional Redemption: A principal payment may be made to redeem the Notes upon the exercise by the Servicer of its option to purchase the Mortgage Loans together with the assets of the trust after the aggregate principal balance of the Mortgage Loans has been reduced to an amount less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Assumption:

Months 1 through Month 12:	12% CPR – 35% CPR
Months 13 through Month 24:	35% CPR
Months 25 through Month 36:	35% CPR – 30% CPR
Month 37 and thereafter:	30% CPR

Net Loan Rate: The "***Net Loan Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the servicing fee rate.

Net WAC Rate: The "***Net WAC Rate***" for any Payment Date is a per annum rate equal to the excess, if any, of (i) the weighted average of the Net Loan Rates of the Mortgage Loans, weighted on the basis of the aggregate principal balances thereof as of the due date in the month preceding the month of such Payment Date, over (ii) the percentage equivalent of a fraction, (1) the numerator of which is the sum of (A) the product of (i) the insurer premium rate and (ii) the aggregate principal balance of the Class A Notes and (B) the product of (i) the note rate for the Class A-IO Notes for such Payment Date and (ii) the Class A-IO notional amount immediately prior to such Payment Date and (2) the denominator of which is the aggregate principal balance of the Mortgage Loans as of the due date in the month preceding the month of such Payment Date. For the Class A-1 Notes only, the Net WAC Rate is adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Initial Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the initial mortgage loans was approximately $533,145,779, the "***Initial Mortgage Loans.***" See the attached collateral descriptions for additional information on the Initial Mortgage Loans.

Pre-funding:

On the Closing Date, approximately $166,854,221 will be deposited into an account designated the "**Pre-Funding Account**". This amount will be funded from the proceeds of the sale of the Notes. During the pre-funding period, funds on deposit in the Pre-Funding Account will be used by the trust to buy mortgage loans from the Sellers from time to time.

The pre-funding period will be the period from the closing date to the earliest of (i) the date on which the amount on deposit in the Pre-Funding Account is less than $100,000, (ii) February 28, 2005 and (iii) the occurrence, if any, of a default by the Servicer under the servicing agreement.

The mortgage loans sold to the trust after the Closing Date will conform to certain specified characteristics.

Amounts on deposit in the Pre-Funding Account will be invested in permitted investments as specified in the Indenture. Any amounts remaining in the Pre-Funding Account at the end of the pre-funding period will be used to make principal payments on the Class A Notes on a pro rata basis.

Class A-IO Notional Balance Schedule:

With respect to the Class A-IO Notes immediately prior to any payment date, the lesser of: (a) the then outstanding pool balance and (b) the applicable amount set forth below:

Payment Date	Notional Amount
December 2004 through May 2005	$100,000,000
June 2005 through November 2005	$85,000,000
December 2005 through May 2006	$70,000,000
June 2006 through November 2006	$55,000,000
December 2006 through May 2007	$35,000,000
June 2007 and thereafter	$0

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Class A Notes. On or after the Payment Date in March 2005, to the extent the Overcollateralization Amount is less than the Overcollateralization Target Amount, excess spread will be directed to build the Overcollateralization Amount until the Overcollateralization Target Amount is reached.

Overcollateralization Target Amount:

On and after the Payment Date in March 2005 and prior to the Stepdown Date, excess spread will be applied as a payment of principal on the Class A Notes, then entitled to principal, to build the Overcollateralization Amount until such amount equals 2.00% of the sum of (i) aggregate principal balance of the Mortgage Loans as of the Cut-off Date and (ii) the amount deposited in the Pre-Funding Account on the Closing Date (the "***Overcollateralization Target Amount***"). After the Stepdown Date, the Overcollateralization Target Amount will be allowed to step down to a certain amount (specified in the Indenture, subject to certain performance triggers) provided that the Overcollateralization Target Amount may not be less than 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, together with the amount deposited in the Pre-Funding Account on the Closing Date.

Stepdown Date:

The later to occur of:
(i) the Payment Date in June 2007; and,
(ii) the first Payment Date in which the aggregate principal balance of the Mortgage Loans is less than 50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

The Policy:

FGIC will issue a note insurance policy (***"The Policy"***) with respect to the Notes which will guarantee timely payment of interest and ultimate repayment of principal to the holders of the Notes.

Class A-6 Lockout Distribution Amount:

For any monthly payment date, the product of (x) the Class A-6 Lockout Percentage for that monthly payment date and (y) the Class A-6 Pro Rata Distribution Amount for that monthly payment date.

Class A-6 Lockout Percentage:

For each monthly payment date, the applicable percentage set forth below:

Payment Date	Lockout Percentage
December 2004 through November 2007	0%
December 2007 through November 2009	45%
December 2009 through November 2010	80%
December 2010 through November 2011	100%
December 2011 and thereafter	300%

Class A-6 Pro Rata Distribution Amount:

For any monthly payment date, an amount equal to the product of (x) a fraction, the numerator of which is the principal balance of the Class A-6 Notes immediately prior to that monthly payment date and the denominator of which is the aggregate principal balance of the Notes (not including the notional balance of the Class A-IO Notes) immediately prior to that monthly payment date and (y) the principal distribution amount for that monthly payment date.

Priority of Distributions:

Available funds will be distributed in the following order of priority:

1) to the Bond Insurer, its premium;
2) to the holders of the Notes, accrued interest and any unpaid interest;
3) to the holders of the Class A-6 Notes in the amount of the Class A-6 Lockout Distribution Amount;
4) to the holders of the Class A-1, Class A-2, Class A-3, Class A-4, Class A-5 and Class A-6 Notes, principal, sequentially;
5) to the Bond Insurer, for unreimbursed draws made on the Policy;
6) to the holders of the Class A-1, Class A-2, Class A-3, Class A-4, Class A-5 and Class A-6 Notes, sequentially, any extra principal amount to build overcollateralization, if required;
7) to the holders of the Class A Notes, for any interest shortfalls due to the Net WAC Rate;
8) to the indenture trustee, any unpaid expenses and other reimbursable amounts; and
9) any remaining amounts to holders of the certificates.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class A-1 to Call

Prepay Speed	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
WAL (yr)	1.47	1.06	0.83	0.69	0.59
MDUR (yr)	1.42	1.03	0.81	0.68	0.58
First Prin Pay	1	1	1	1	1
Last Prin Pay	39	26	20	16	14

Class A-1 to Maturity

Prepay Speed	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
WAL (yr)	1.47	1.06	0.83	0.69	0.59
MDUR (yr)	1.42	1.03	0.81	0.68	0.58
First Prin Pay	1	1	1	1	1
Last Prin Pay	39	26	20	16	14

Class A-2 to Call

Prepay Speed	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
WAL (yr)	4.02	2.70	2.00	1.59	1.32
MDUR (yr)	3.66	2.52	1.89	1.52	1.26
First Prin Pay	39	26	20	16	14
Last Prin Pay	59	40	29	23	19

Class A-2 to Maturity

Prepay Speed	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
WAL (yr)	4.02	2.70	2.00	1.59	1.32
MDUR (yr)	3.66	2.52	1.89	1.52	1.26
First Prin Pay	39	26	20	16	14
Last Prin Pay	59	40	29	23	19

Weighted Average Life Tables

Class A-3 to Call

Prepay Speed	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
WAL (yr)	6.19	4.16	3.00	2.27	1.82
MDUR (yr)	5.35	3.74	2.77	2.13	1.72
First Prin Pay	59	40	29	23	19
Last Prin Pay	95	62	45	34	26

Class A-3 to Maturity

Prepay Speed	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
WAL (yr)	6.19	4.16	3.00	2.27	1.82
MDUR (yr)	5.35	3.74	2.77	2.13	1.72
First Prin Pay	59	40	29	23	19
Last Prin Pay	95	62	45	34	26

Class A-4 to Call

Prepay Speed	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
WAL (yr)	8.47	5.55	4.00	2.99	2.27
MDUR (yr)	6.92	4.82	3.59	2.74	2.12
First Prin Pay	95	62	45	34	26
Last Prin Pay	109	72	51	38	29

Class A-4 to Maturity

Prepay Speed	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
WAL (yr)	8.47	5.55	4.00	2.99	2.27
MDUR (yr)	6.92	4.82	3.59	2.74	2.12
First Prin Pay	95	62	45	34	26
Last Prin Pay	109	72	51	38	29

Weighted Average Life Tables

Class A-5 to Call

Prepay Speed	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
WAL (yr)	10.15	7.17	5.28	4.03	3.08
MDUR (yr)	7.80	5.90	4.54	3.57	2.79
First Prin Pay	109	72	51	38	29
Last Prin Pay	124	90	68	53	41

Class A-5 to Maturity

Prepay Speed	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
WAL (yr)	12.49	8.93	6.43	4.66	3.37
MDUR (yr)	9.02	6.98	5.32	4.03	3.02
First Prin Pay	109	72	51	38	29
Last Prin Pay	250	190	150	119	68

Class A-6 to Call

Prepay Speed	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
WAL (yr)	6.92	6.13	5.10	4.21	3.38
MDUR (yr)	5.75	5.20	4.44	3.74	3.07
First Prin Pay	37	37	37	37	37
Last Prin Pay	124	90	68	53	41

Class A-6 to Maturity

Prepay Speed	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
WAL (yr)	6.97	6.36	5.90	5.53	5.13
MDUR (yr)	5.78	5.36	5.02	4.74	4.44
First Prin Pay	37	37	37	37	37
Last Prin Pay	248	188	148	117	96

Mortgage Loan Statistics
As of the Cut-off Date

Summary	
Number of Loans	14,472
Total Outstanding Principal Balance	$533,145,779.10
Minimum Outstanding Principal Balance	$1,419.14
Maximum Outstanding Principal Balance	$300,000.00
Average Outstanding Principal Balance	$36,839.81
Minimum Mortgage Loan Rate	3.750
Maximum Mortgage Loan Rate	15.250
Weighted Average Mortgage Loan Rate	8.258
Balloon Mortgage Loans	1.45
Minimum CLTV	2.88
Maximum CLTV	100.00
Weighted Average CLTV	75.96
Weighted Average Original Term to Scheduled Maturity	228
Weighted Average Remaining Term to Scheduled Maturity	223
Minimum Note Date	11/18/1997
Maximum Note Date	11/1/2004
Minimum Maturity Date	6/19/2005
Maximum Maturity Date	8/1/2034
Second Lien Percentage	89.87

Original Principal Balance

Range of Credit Limits ($)		Number of Initial Mortgage Loans	Cut-off Date Principal Balance	Percent of Initial Mortgage Loans by Cut-off Date Principal Balance
Less than 25,000		4,488	79,372,147.77	14.89
25,000	49,999	6,552	218,227,401.75	40.93
50,000	74,999	2,395	134,115,757.87	25.16
75,000	99,999	631	52,369,942.35	9.82
100,000	124,999	265	27,345,068.36	5.13
125,000	149,999	70	9,316,915.91	1.75
150,000	174,999	47	7,273,388.44	1.36
175,000	199,999	12	2,228,625.33	0.42
200,000	224,999	5	1,024,671.19	0.19
225,000	249,999	2	485,935.73	0.09
250,000	274,999	2	508,934.43	0.10
275,000	299,999	1	280,000.00	0.05
300,000		2	596,989.97	0.11
Total		**14,472**	**$533,145,779.10**	**100.00**

The average original principal balance of the initial mortgage loans as of the cut-off date is approximately $37,467.19.

Outstanding Principal Balances

Range of Outstanding Principal Balances ($)		Number of Initial Mortgage Loans	Cut-off Date Principal Balance	Percent of Initial Mortgage Loans by Cut-off Date Principal Balance
Less than 25,000		5,413	101,342,227.64	19.01
25,000	49,999	6,373	232,741,575.76	43.65
50,000	74,999	1,748	104,874,045.73	19.67
75,000	99,999	646	56,302,365.25	10.56
100,000	124,999	160	17,283,565.62	3.24
125,000	149,999	80	11,033,008.65	2.07
150,000	174,999	29	4,617,167.76	0.87
175,000	199,999	12	2,254,643.30	0.42
200,000	224,999	4	825,319.26	0.15
225,000	249,999	3	735,838.68	0.14
250,000	274,999	1	259,031.48	0.05
275,000	299,999	2	576,989.97	0.11
300,000		1	300,000.00	0.06
Total		**14,472**	**$533,145,779.10**	**100.00**

The average principal balance of the initial mortgage loans as of the cut-off date is approximately $36.839.81.

Mortgage Loan Rates

Range of Loan Rates (%)		Number of Initial Mortgage Loans	Cut-off Date Principal Balance	Percent of Initial Mortgage Loans by Cut-off Date Principal Balance
3.750	4.000	1	9,727.43	0.00*
4.001	4.500	1	35,000.00	0.01
4.501	5.000	4	87,762.98	0.02
5.001	5.500	52	1,990,670.81	0.37
5.501	6.000	257	11,798,802.98	2.21
6.001	6.500	317	14,236,741.64	2.67
6.501	7.000	1,235	49,251,317.42	9.24
7.001	7.500	2,557	107,416,948.84	20.15
7.501	8.000	2,824	116,950,660.57	21.94
8.001	8.500	1,587	59,734,463.02	11.20
8.501	9.000	1,498	52,718,897.32	9.89
9.001	9.500	925	31,124,889.73	5.84
9.501	10.000	710	20,719,009.72	3.89
10.001	10.500	558	15,932,034.35	2.99
10.501	11.000	615	16,236,411.61	3.05
11.001	11.500	546	15,465,910.90	2.90
11.501	12.000	320	7,771,779.64	1.46
12.001	12.500	198	5,297,585.54	0.99
12.501	13.000	136	3,228,550.40	0.61
13.001	13.500	75	1,874,133.50	0.35
13.501	14.000	43	990,047.45	0.19
14.001	14.500	8	169,245.54	0.03
14.501	15.000	4	78,818.83	0.01
15.001	15.250	1	26,368.88	0.00*
Total		**14,472**	**$533,145,779.10**	**100.00**

The weighted average loan rate of the initial mortgage loans as of the cut-off date is approximately 8.258%

* Indicates a number less than 0.005% but greater than 0.000%

Combined Loan-to-Value Ratios

Range of Combined Loan-to-Value Ratios (%)		Number of Initial Mortgage Loans	Cut-off Date Principal Balance	Percent of Initial Mortgage Loans by Cut-off Date Principal Balance
40.00 or less		835	27,830,808.89	5.22
40.01	45.00	232	8,440,025.70	1.58
45.01	50.00	296	10,506,614.49	1.97
50.01	55.00	365	13,614,009.88	2.55
55.01	60.00	532	18,873,200.69	3.54
60.01	65.00	694	26,756,116.93	5.02
65.01	70.00	873	33,808,859.74	6.34
70.01	75.00	1,292	52,130,149.89	9.78
75.01	80.00	2,523	102,972,066.51	19.31
80.01	85.00	1,864	67,582,999.28	12.68
85.01	90.00	2,535	89,644,129.64	16.81
90.01	95.00	1,822	61,415,460.77	11.52
95.01	100.00	609	19,571,336.69	3.67
Total		**14,472**	**$533,145,779.10**	**100.00**

The minimum and maximum combined loan-to-value ratios of the initial mortgage loans as of the cut-off date are approximately 2.88% and 100.00%, respectively, and the weighted average fully indexed loan rate of the initial mortgage loans as of the cut-off date is approximately 75.96%

Property Type

Property Type	Number of Initial Mortgage Loans	Cut-off Date Principal Balance	Percent of Initial Mortgage Loans by Cut-off Date Principal Balance
SINGLE FAMILY	11,954	433,907,915.75	81.39
PLANNED UNIT DEVELOPMENT	1,422	60,502,548.51	11.35
CONDOMINIUM	812	28,313,448.66	5.31
TWO FAMILY TO FOUR FAMILY	163	6,491,826.38	1.22
MANUFACTURED HOUSING	121	3,930,039.80	0.74
Total	**14,472**	**$533,145,779.10**	**100.00**

Loan Purpose

Loan Purpose	Number of Initial Mortgage Loans	Cut-off Date Principal Balance	Percent of Initial Mortgage Loans by Cut-off Date Principal Balance
CASH OUT REFINANCE	7,819	284,382,128.01	53.34
DEBT CONSOLIDATION	4,728	180,574,403.26	33.87
HOME IMPROVEMENT	886	32,405,083.01	6.08
PURCHASE	630	20,270,510.75	3.80
RATE / TERM REFINANCE	402	15,323,346.92	2.87
EDUCATION	7	190,307.15	0.04
Total	**14,472**	**$533,145,779.10**	**100.00**

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Cut-off Date Principal Balance	Percent of Initial Mortgage Loans by Cut-off Date Principal Balance
PRIMARY RESIDENCE	14,360	528,986,962.70	99.22
SECOND HOME	111	4,108,816.40	0.77
INVESTMENT PROPERTY	1	50,000.00	0.01
Total	**14,472**	**$533,145,779.10**	**100.00**

Origination Year

Origination Year	Number of Initial Mortgage Loans	Cut-off Date Principal Balance	Percent of Initial Mortgage Loans by Cut-off Date Principal Balance
1997	1	24,735.97	0.00*
2000	1,146	27,208,447.16	5.10
2001	15	523,881.94	0.10
2002	13	341,589.77	0.06
2003	45	1,209,350.24	0.23
2004	13,252	503,837,774.02	94.50
Total	**14,472**	**$533,145,779.10**	**100.00**

* Indicates a number less than 0.005% but greater than 0.000%

Original Term to Scheduled Maturity

Range of Months	Number of Initial Mortgage Loans	Cut-off Date Principal Balance	Percent of Initial Mortgage Loans by Cut-off Date Principal Balance
1 to 60	336	7,100,043.34	1.33
61 to 120	2,621	75,675,718.85	14.19
121 to 180	5,459	185,351,074.78	34.77
181 to 240	481	19,434,624.40	3.65
241 to 300	5,492	242,632,046.96	45.51
301 to 360	83	2,952,270.77	0.55
Total	**14,472**	**$533,145,779.10**	**100.00**

The weighted average original term to scheduled maturity of the initial mortgage loans as of the cut-off date is approximately 228 months.

Remaining Term to Scheduled Maturity

Range of Months	Number of Initial Mortgage Loans	Cut-off Date Principal Balance	Percent of Initial Mortgage Loans by Cut-off Date Principal Balance
1 to 60	336	7,100,043.34	1.33
61 to 120	2,621	75,675,718.85	14.19
121 to 180	5,459	185,351,074.78	34.77
181 to 240	482	19,459,360.37	3.65
241 to 300	5,491	242,607,310.99	45.50
301 to 360	83	2,952,270.77	0.55
Total	**14,472**	**$533,145,779.10**	**100.00**

The weighted average remaining term to scheduled maturity of the initial mortgage loans as of the cut-off date is approximately 223 months.

Geographical Distribution

State	Number of Initial Mortgage Loans	Cut-off Date Principal Balance	Percent of Initial Mortgage Loans by Cut-off Date Principal Balance
CA	3,688	173,639,576.10	32.57
FL	1,053	33,118,230.66	6.21
NY	698	28,160,666.69	5.28
NJ	567	22,359,826.83	4.19
TX	673	22,042,372.70	4.13
VA	556	20,039,588.81	3.76
PA	535	17,106,095.01	3.21
MA	416	15,189,484.86	2.85
NV	345	14,696,968.40	2.76
MA	361	14,569,954.79	2.73
IL	450	13,976,748.65	2.62
AZ	406	12,795,868.49	2.40
MI	374	11,482,005.27	2.15
CT	301	10,700,328.63	2.01
Other	4,049	123,268,063.21	23.12
Total	**14,472**	**$533,145,779.10**	**100.00**

"Other" includes states with under 2.00% concentrations individually.

Documentation Type

Documentation Type	Number of Initial Mortgage Loans	Cut-off Date Principal Balance	Percent of Initial Mortgage Loans by Cut-off Date Principal Balance
STANDARD	14,091	519,594,495.58	97.46
FAMILY FIRST DIRECT	190	7,640,279.12	1.43
STATED INCOME	55	1,791,318.42	0.34
NO INCOME / NO APPRAISAL	58	1,371,801.62	0.26
SELECT	17	787,973.41	0.15
GM EXPANDED FAMILY	17	655,176.19	0.12
NO INCOME VERIFICATION	16	456,799.96	0.09
SUPER EXPRESS	12	413,012.27	0.08
STREAMLINE	5	183,268.60	0.03
RELOCATION	7	162,867.63	0.03
EXPRESS	2	44,622.33	0.01
GO FAST	2	44,163.97	0.01
Total	**14,472**	**$533,145,779.10**	**100.00**

Debt-to-Income Ratios

Range of Debt-to-Income Ratios (%)		Number of Initial Mortgage Loans	Cut-off Date Principal Balance	Percent of Initial Mortgage Loans by Cut-off Date Principal Balance
10.00 or less		46	1,346,807.24	0.25
10.01	20.00	388	13,245,942.62	2.48
20.01	30.00	1,788	59,175,993.54	11.10
30.01	40.00	4,187	148,408,739.22	27.84
40.01	50.00	5,805	221,487,671.14	41.54
50.01	60.00	1,461	61,186,916.97	11.48
60.01	70.00	640	23,058,143.96	4.32
70.01	75.00	157	5,235,564.41	0.98
Total		**14,472**	**$533,145,779.10**	**100.00**

The weighted average debt-to-income ratio of the initial mortgage loans as of the cut-off date is approximately 41.48%.

Credit Scores as of the Date of Origination

Range of Credit Scores		Number of Initial Mortgage Loans	Cut-off Date Principal Balance	Percent of Initial Mortgage Loans by Cut-off Date Principal Balance
580		86	2,453,064.42	0.46
581	600	738	22,458,934.14	4.21
601	620	1,013	30,285,564.77	5.68
621	640	1,543	50,658,047.40	9.50
641	660	1,971	70,107,013.98	13.15
661	680	1,903	72,069,698.21	13.52
681	700	1,815	70,677,310.81	13.26
701	720	1,606	66,414,088.13	12.46
721	740	1,370	54,763,850.53	10.27
741	760	1,099	43,968,155.40	8.25
761	780	814	29,862,269.23	5.60
781	800	428	16,161,268.28	3.03
801 or greater		86	3,266,513.80	0.61
Total		**14,472**	**$533,145,779.10**	**100.00**

The weighted average credit score of the initial mortgage loans as of the cut-off date is approximately 687.

Lien Priority

Lien Position	Number of Initial Mortgage Loans	Cut-off Date Principal Balance	Percent of Initial Mortgage Loans by Cut-off Date Principal Balance
Second	13,104	479,154,902.50	89.87
First	1,368	53,990,876.60	10.13
Total	**14,472**	**$533,145,779.10**	**100.00**

Junior Ratios

Range of Junior Ratios (%)		Number of Initial Mortgage Loans	Cut-off Date Principal Balance	Percent of Initial Mortgage Loans by Cut-off Date Principal Balance
10.00 or less		1,330	25,912,318.77	5.41
10.01	20.00	6,285	192,018,741.93	40.07
20.01	30.00	3,566	156,732,752.05	32.71
30.01	40.00	1,247	66,244,643.35	13.83
40.01	50.00	397	24,103,805.95	5.03
50.01	60.00	123	6,697,949.00	1.40
60.01	70.00	71	3,321,394.01	0.69
70.01	80.00	44	2,077,414.69	0.43
80.01	90.00	24	1,178,347.91	0.25
90.01	100.00	17	867,534.84	0.18
Total		**13,104**	**$479,154,902.50**	**100.00**

The junior ratio of a mortgage loan is the ratio (expressed as a percentage) of the outstanding principal balance of such mortgage loan to the sum of such outstanding principal balance and the outstanding principal balance of any senior mortgage computed as of the date that mortgage loan is underwritten

The weighted average junior ratio of the initial mortgage loans that are secured by second liens on the mortgaged properties as of the cut-off date is approximately 23.40%.

Includes only the initial mortgage loans secured by second liens